Exhibit 99.1

FOR IMMEDIATE RELEASE

China Oumei Real Estate Inc. Reports Second Quarter 2011 Results

QINGDAO, China – October 5, 2011 /PRNewswire-FirstCall/ – China Oumei Real Estate Inc. (“China Oumei,” or the “Company”), a leading housing and real estate development company headquartered in Qingdao, Shandong Province, China, today reported its financial results for the second quarter ended June 25, 2011.

Second Quarter 2011 Highlights

  Total sales decreased 45.8% to $15.3 million in the second quarter of 2011 from $28.2 million in the second quarter of 2010.

  Gross profit decreased 31.2% to $6.4 million from $9.3 million in the second quarter of 2010.

  Gross margin increased to 41.8% from 33.0% in the second quarter of 2010.

  Operating income decreased 19.7% to $5.1 million from $6.3 million in the second quarter of 2010.

  Net income decreased 15.0% to $3.3 million from $3.9 million in the second quarter of 2010.

  Diluted net income per share decreased to $0.10 from $0.12 in the second quarter of 2010.

Mr. Weiqing Zhang, Chief Executive Officer of China Oumei, said, “The second quarter continued to be challenging to us and many other developers nationwide, due to the recent mortgage and purchase restrictions imposed by the government. The government’s stated goal was to curb high-flying property prices and speculation activities in cities where property bubbles are clearly developing; however, the broad-brush control measures taken by the government even in second and third tier cities in our markets, where per-capita GDP and income growths have outpaced increases in property prices, inadvertently imposed a great deal of constraint on our potential customers. In many cases, our apartment and office customers cannot obtain mortgage financing from banks, most of which are state-owned and have their hands tied by these recent policies. In addition, sentiment of potential buyers has also suffered – they have become increasingly cautious and decided to remain on the sidelines to see whether there will be additional restrictive policies that might impact their ability to purchase a home, as well as to see whether prices would decline further in the near future.”

“China’s evolution towards a true free-market economy is irreversible, and that’s why we do not believe these administrative means to arbitrarily control the market will last in the long term. We are confident that buyers will return to the market as they did in the past cycles with other rounds of government policies, and we believe in our strategy to offer affordable, bread-and-butter type of housing to middle-income buyers in second and third tier cities in one of the fastest growing markets and economic regions of the country, which makes our products much less of a target for real estate speculation than in major first tier cities. In addition, we have a very healthy balance sheet and continue to actively seek new development opportunities in the markets that we know best. For example, we are in advanced discussions with the government of a satellite city of Qingdao in an effort to obtain the land use and development right for a major urban redevelopment project supported by the government, which will significantly boost our growth prospects for the next decade and beyond.”

Fiscal Second Quarter 2011 Results

Total sales for the quarter ended June 25, 2011 were $15.3 million compared with $28.2 million for the same period of 2010, a decrease of 45.8% . The decline was mainly attributable to a slowdown in sales at the Dongli Garden Phase 1 and Longhai Mingzhu projects. The Dongli Garden Phase 1 project contributed $8.0 million in sales, or 28.5% of total sales, in the three months ended June 25, 2010, but only $1.6 million in sales in the same period in 2011. For this project, the fourth quarter of 2009 and first half of 2010 were the peak season of the government-sponsored villagers (residents who were the prior holders of the land use rights) relocation process, which has tapered off since the second half of 2010. The Longhai Mingzhu project contributed $9.8 million in sales, or 34.7% of total sales, in the three months ended June 25, 2010, but only $4.0 million in sales in the same period in 2011. Meanwhile, in the three months ended June 25, 2011, our new project Jiangshan Dijing has not met all the revenue recognition criteria. Sales were also negatively impacted by additional restrictive government policies issued in the first quarter to curb housing prices and speculation, as mortgage financing became more difficult and buyers became increasingly cautious due to new government tightening measures.

Gross profit for the second quarter of 2011 was $6.4 million compared with $9.3 million for the same period in 2010, a decrease of 31.2% . Gross margin was 41.8% compared with 33.0% for the same period last year. The decrease in the gross profit was due to the decrease in total sales as noted above, offset by an improved gross profit margin. The improvement in gross profit margin is mainly attributable to the fact that the Dongli Garden Phase 1 project, which had a low gross profit margin because of villager relocation efforts, contributed approximately 28.5% of total sales in the three months ended June 25, 2010, compared with only 10.1% in the same period of 2011. Dongli Garden was a joint effort between us and local government agencies, and Phase 1 of the project mainly involved relocating villagers previously residing on the parcel designated for Phase 2. Therefore, as part of the government’s urban modernization initiatives, the government strictly regulated the selling prices of all Phase 1 units, which were on average considerably below would-be market prices and in turn resulted in a lower profit margin. Meanwhile, we were required by the government to offer pricing concessions to relocated former villagers based on the sizes of parcels they previously resided on. On the other hand, the Longhai Mingzhu project, whose sales represented 25.9% of total sales in the three months ended June 25, 2011, had a gross margin of 61.6% due to higher average selling prices than in the same period of 2010, when Longhai Mingzhu had a gross margin of 56.8% and contributed approximately 34.7% of total sales.

Total operating expenses for the second quarter of 2011 were $1.3 million, or 8.8% of sales, compared with $3.0 million, or 10.6% of sales, for the same period last year. Such decrease was mainly due to the reduction in general and administrative expenses, which decreased 55.9% to $1.3 million in the three months ended June 25, 2011 from $2.9 million in the same period in 2010. We had greater general and administrative expenses in the 2010 period as a result of the April 14, 2010 reverse acquisition and private placement transactions.

Operating income for the quarter ended June 25, 2011 was $5.1 million, or 33.0% of sales, compared with $6.3million, or 22.3% of sales, for the same period last year, a decrease of 19.7% . The decrease in operating income was due to lower total sales as noted above.

Net income and net income applicable to common shareholders for the second quarter of 2011 was $3.3 million, or $0.10 per diluted share, a decrease of 15.0% from $3.9 million, or $0.12 per diluted share, for the same period last year.

Financial Condition

As of June 25, 2011, the Company had cash and cash equivalents of $39.9 million, compared with $33.6 million as of December 25, 2010. Working capital as of June 25, 2011 was $115.2 million compared with $102.6 million at the end of FY 2010. Shareholders’ equity was $153.8 million, compared with $144.6 million at the end of FY 2010.

Business Outlook

For FY 2011, the Company intends to focus on sales for projects that have recently been completed, or for which construction will be completed in 2011 and 2012, including primarily the Weihai International Plaza, Qilu Textile Center (Residential), Dongli Garden 1, Oumei Complex 2, Longhai Mingzhu, and Xingfu Renjia 2 projects. In addition, pre-sale in our Jiangshan Dijing project (also known as “Chongqing Garden”) is scheduled to commence in the second half of 2011.

The Company also intends to continue its penetration into the high-end real estate market, which is expected to generate high returns within the next few years. Two projects in planning in this category are expected to start construction in FY2012, including a large community of resort homes on the beach in Weihai (the Weihai Beach Resort project) and a luxury beachfront resort hotel that will be located just across the street from the Stone Old Man beach in Qingdao (the Longhai Hotel project).

The Company is actively pursuing several development opportunities, including a high-rise commercial/office project in the new CBD zone of the Laoshan District in Qingdao and a large-scale government-promoted urban redevelopment project in a satellite city of Qingdao. These projects will be key drivers to our future growth. The Company expects to announce related details in the near future.

China Oumei filed its annual report on Form 20-F for the fiscal year ended December 25, 2010 with the Securities and Exchange Commission on June 20, 2011.

About China Oumei Real Estate Inc.

China Oumei is one of the leading real estate development companies in Qingdao, Shandong Province, China. The Company develops and sells residential and commercial properties, focused on middle and upper income customers in the coastal region of the Shandong peninsula in northeastern China, including the cities of Qingdao, Weihai, and Yantai and inland locations that include Weifang.

China Oumei has six projects currently under construction with a total gross floor area of 488,299 square meters. Since its operations began in 2001, China Oumei has completed 18 projects with a total gross floor area of 1,513,898 square meters, of which approximately 95% have been sold.

China Oumei’s mission is to provide high-quality, comfortable, and convenient living and working space to middle and upper income customers, while also earning for its shareholders an internal rate of return that exceeds its cost of capital. For more information, please visit http://www.chinaoumeirealestate.com.

Safe Harbor Statement

Certain of the statements made in this news release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties, and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership, or achievements of the Company to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information, please contact:

China Oumei Real Estate Inc.

Mr. Yu Fei (Chinese and English)
Telephone +86 532 8099 7968 in Qingdao
Mobile +86 186 0532 0209 in Qingdao

Christensen

Mr. Yuanyuan Chen (Chinese and English)
Telephone +86 10 5971 2001 in Beijing
Mobile +86 139 2337 7882 in Beijing
ychen@christensenir.com

Mr. Tom Myers (English)
Mobile +86 139 1141 3520 in Beijing
tmyers@christensenir.com

Ms. Kathy Li (Chinese and English)
Telephone +1 212 618 1978 in New York
kli@christensenir.com

Source: China Oumei Real Estate Inc.
www.ChinaOumeiRealEstate.com

Financial tables to follow.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	JUNE 25,
	2011	December 25,
	(Unaudited)	2010
ASSETS
CURRENT ASSETS
Cash	$39,948,665	$33,590,417
Restricted cash	2,251,468	2,285,490
Revenue in excess of billings, net	24,600,281	19,458,718
Contracts receivable, net	31,889,811	38,615,085
Related party receivable	-	1,159,577
Inventories	74,544,305	70,410,310
Prepayment	14,739,923	-
Other receivables, net	24,251,148	25,867,452
Prepaid expenses	3,602,582	2,969,452
Total Current Assets	215,828,183	194,356,501

PROPERTY, PLANT AND EQUIPMENT, NET	4,583,587	4,283,108
PROPERTY, PLANT AND EQUIPMENT, IDLE	-	1,808,401
GOODWILL	3,815,515	3,716,859
LAND USE RIGHTS, NET	55,806,408	54,973,721

DEFERRED TAX ASSETS	1,234,489	981,669
TOTAL ASSETS	$281,268,182	$260,120,259

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$34,460,042	$35,414,500
Short term loans	1,444,517	1,417,264
Accounts payable	10,455,849	1,810,919
Related party payable	36,011	-
Customer deposits	19,833,606	21,149,526
Other payables	2,163,637	875,866
Taxes payable	31,831,042	30,971,901
Other current liabilities	451,299	135,442
Total Current Liabilities	100,676,003	91,775,418

LONG TERM DEFERRED TAX LIABILITIES	26,830,302	23,703,855

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preference stock, par value $0.002112 per share, 20,000,000 shares authorized, 2,774,700 shares issued and outstanding	5,860	5,860
Common stock, par value $0.002112 per share, 100,000,000 shares authorized, 31,020,062 shares issued and outstanding	65,514	65,514
Additional paid in capital	17,641,864	17,641,864
Warrants outstanding	3,177,032	3,177,032
Appropriated retained earnings	18,721,749	17,370,972
Unappropriated retained earnings	99,777,149	95,871,921
Accumulated other comprehensive income	14,372,709	10,507,823
Total Shareholders' Equity	153,761,877	144,640,986
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$281,268,182	$260,120,259

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months ended June 25		Six Months ended June 25
	2011	2010	2011	2010
SALES	$15,308,528	$28,241,343	$31,012,048	$56,461,539
COST OF SALES	(8,903,570)	(18,935,451)	(18,239,846)	(4,0146,847)
GROSS PROFIT	6,404,958	9,305,892	12,772,202	16,314,692
ADVERTISING	(11,935)	(61,678)	(56,130)	(149,909)
COMMISSION	(60,978)	-	(75,685)	-
SELLING EXPENSES	(26,754)	(12,879)	(39,778)	(31,280)
BAD DEBT (EXPENSE) RECOVERY	49,371	11,221	(729,762)	180,833
GENERAL AND ADMINISTRATIVE EXPENSES	(1,295,376)	(2,938,282)	(2,906,924)	(3,779,215)
INCOME FROM OPERATIONS	5,059,286	6,304,274	8,963,923	12,535,121
OTHER INCOME (EXPENSES)
Miscellaneous income (expenses)	(309,388)	195,401	(363,635)	181,224
Interest income(expense)	5,166	(79,145)	(22,990)	(234,529)
	(304,222)	116,256	(386,625)	(53,305)
INCOME BEFORE INCOME TAXES	4,755,064	6,420,530	8,577,298	12,481,816
INCOME TAXES
Current	(350,547)	(205,394)	(599,539)	(401,156)
Deferred	(1,059,564)	(2,278,301)	(2,245,569)	(4,035,342)
	(1,410,111)	(2,483,695)	(2,845,108)	(4,436,498)
NET INCOME	3,344,953	3,936,835	5,732,190	8,045,318
OTHER COMPREHENSIVE INCOME:
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,963,603	59,033	3,864,883	(9,925)
COMPREHENSIVE INCOME	$5,308,556	$3,995,868	$9,597,073	$8,035,393
NET INCOME	3,344,953	3,936,835	5,732,190	8,045,318
PREFERENCE STOCK DIVIDENDS	-	-	(476,184)	-
NET EARNINGS APPLICABLE TO COMMON SHAREHOLDERS	$3,344,953	$3,936,835	$5,256,006	$8,045,318
EARNINGS PER COMMON SHARE BASIC	$0.11	$0.13	$0.18	$0.26
EARNINGS PER COMMON SHARE DILUTED	$0.10	$0.12	$0.17	$0.25
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING BASIC	31,020,062	30,842,073	31,020,062	30,541,903
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING DILUTED	33,794,762	33,043,737	33,794,762	31,654,832